FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Peak Fintech Group Inc. ("Peak" or the "Company")

550 Sherbrooke West
West Tower, Suite 255
Montreal, Québec H3A 1B9

2. Date of Material Change

August 16, 2021

3. News Release

News release was disseminated on August 16, 2021 through Newswire Corp in English and French and can be found under the Company's SEDAR profile at www.sedar.com.

4. Summary of Material Change

On August 16, 2021, the company announced that it had reached an agreement to acquire 100% of the issued and outstanding shares of Cubeler Inc. ("Cubeler").

5. Full Description of Material Change

Peak announced that it had reached an agreement to acquire 100% of the issued and outstanding shares of Cubeler.

Cubeler (https://www.cubeler.com/) is an analytics and AI company located in Montreal. The company developed and owns the world-wide commercial rights to the technology at the core of Peak's Business Hub. Through its business development ecosystem, Cubeler provides its members with funding and credit offers from banks and other lending institutions, the ability to connect and network with other business owners, timely market intelligence on various industries, and advertising opportunities, all for free. Cubeler leverages the data collected throughout its ecosystem to develop and commercialize a series of analytics and AI-based applications.

As the acquisition of Cubeler and expansion to North America are expected to have a significant impact on its future revenue, Peak will revise the revenue guidance it issued on July 20, 2021 immediately following the closing of the transaction.

Peak will acquire 100% of the issued and outstanding shares of Cubeler from Cubeler's shareholders in exchange for $1,000,000 in cash and 11,133,326 common shares of Peak, which will represent approximately 10% of Peak's issued and outstanding common shares on a fully-diluted basis following the closing of the transaction (the "Acquisition"). The Peak common shares received by Cubeler's shareholders will initially be restricted for a four-month period, following which 50% of the shares will be free-trading and the remaining 50% will be released and become free-trading over a two-year period on the anniversary date of the Acquisition. The Acquisition is expected to close on or prior to September 30, 2021, pending a fairness opinion from an independent third-party.

The Acquisition is expected to constitute a "related party transaction", as defined within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"), as Johnson Joseph, Chief Executive Officer and director of Peak;

Liang Qiu, director of Peak; Jean Landreville, Chief Financial Officer of Peak; Charles-André Tessier, director of Peak; and Mark Dumas, director of Peak (collectively the "Related Parties"), are all shareholders of Cubeler. The Acquisition will be exempt from (i) the formal valuation requirements of Section 5.4 of MI 61-101 by virtue of Subsection 5.5(a) of MI 61-101, and (ii) the minority shareholder approval requirements of Section 5.6 of MI 61-101 by virtue of Subsection 5.7(1)(a) of MI 61-101 on the basis that the fair market value of the consideration to be received by the Related Parties shall not exceed an amount equal to 25% of Peak's market capitalization.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7. Omitted Information

No information has been omitted on the basis that it is confidential information.

8. Executive Officer

For more information, contact Johnson Joseph, President and CEO at 514-340-7775 ext.: 501 or investors@peakfintechgroup.com.

9. Date of Report August 25, 2021